Exhibit 2.1

Description of Securities

Perion Network Ltd., an Israeli corporation (the “Company,” “we” or “our”), currently has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, the Company’s ordinary shares, par value NIS 0.03 per share. The following is a summary of some of the terms of our ordinary shares based on our articles of association, as may be amended and restated from time to time, and Israeli law.

The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of our articles of association and Israeli law.

Registration Number and Purposes

Our registration number with the Israeli Companies Registrar is 51-284949-8. Pursuant to Section 3 of our articles of association, our objectives are the development, manufacture and marketing of software and any other objective as determined by our board of directors.

Authorized Share Capital

Our authorized share capital is of NIS 1,800,000, divided into 60,000,000 ordinary shares, par value NIS 0.03 per share.

The Board of Directors

Under the Companies Law and our articles of association, our board of directors may exercise all powers and take all actions that are not required under the Companies Law or under our articles of association to be exercised or taken by another corporate body, including the power to borrow money for the purposes of our Company. Our directors are not subject to any age limit requirement, nor are they disqualified from serving on our board of directors because of a failure to own a certain amount of our shares. For more information about our Board of Directors, see Item 6.C “Board Practices.”

Dividend and Liquidation Rights

The holders of the ordinary shares are entitled to their proportionate share of any cash dividend, share dividend or dividend in kind declared with respect to our ordinary shares on or after the date of this annual report. We may declare dividends out of profits legally available for distribution. Under the Companies Law, a company may distribute a dividend only if the distribution does not create a reasonable risk that the company will be unable to meet its existing and anticipated obligations as they become due. Furthermore, a company may only distribute a dividend out of the company’s profits, as such are defined under the Companies Law. If the company does not meet the profit requirement, a court may allow it to distribute a dividend, as long as the court is convinced that there is no reasonable risk that such distribution might prevent the company from being able to meet its existing and anticipated obligations as they become due.

Under the Companies Law, the declaration of a dividend does not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our articles of association provide that the board of directors may declare and distribute dividends without the approval of the shareholders. In the event of our liquidation, holders of our ordinary shares have the right to share ratably in any assets remaining after payment of liabilities, in proportion to the paid-up par value of their respective holdings.

These rights may be affected by the grant of preferential liquidation or dividend rights to the holders of a class of shares that may be authorized in the future.

Voting, Shareholder Meetings and Resolutions

Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. This right may be changed if shares with special voting rights are authorized in the future.

Our articles of association and the laws of the State of Israel (subject to anti-terror legislations) do not restrict the ownership or voting of ordinary shares by non-residents of Israel. Under the Companies Law, an annual meeting of our shareholders should be held once every calendar year, but no later than 15 months from the date of the previous annual meeting. The quorum required under our articles of association for a general meeting of shareholders consists of at least two shareholders present in person or by proxy holding in the aggregate at least 33-1/3% of the voting power. According to our articles of association a meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the chairperson of the board of directors designates in a notice to the shareholders with the consent of the holders of the majority voting power represented at the meeting voting on the question of adjournment. In the event of a lack of quorum in a meeting convened upon the request of shareholders, the meeting shall be dissolved. At the adjourned meeting, if a legal quorum is not present after 30 minutes from the time specified for the commencement of the adjourned meeting, then the meeting shall take place regardless of the number of members present and in such event the required quorum shall consist of any number of shareholders present in person or by proxy.

Our board of directors may, in its discretion, convene additional meetings as “Extraordinary general meetings.” Extraordinary general meetings may also be convened upon shareholder request in accordance with the Companies Law and our articles of association. The chairperson of our board of directors presides at each of our general meetings. The chairperson of the board of directors is not entitled to a vote at a general meeting in his capacity as chairperson.

Under Israeli law, one or more shareholders holding at least 1% of the voting rights at the general meeting of the shareholders may request that the board of directors include a matter in the agenda of a general meeting of the shareholders to be convened in the future, provided that it is appropriate to discuss such a matter at the general meeting. Notwithstanding the foregoing, as a company listed on an exchange outside of Israel, a matter relating to the appointment or removal of a director may only be requested by one or more shareholders holding at least 5% of the voting rights at the general meeting of the shareholders.

Most shareholders’ resolutions, including resolutions to:

•	amend our articles of association (except as set forth below) or our memorandum of association;
•	make changes in our capital structure such as a reduction of capital, increase of capital or share split, merger or consolidation;
•	authorize a new class of shares;
•	elect directors, other than external directors; or
•	appoint auditors.

will be deemed adopted if approved by the holders of a majority of the voting power represented at a shareholders’ meeting, in person or by proxy, and voting on that resolution. Except as set forth in the following sentence none of these actions require the approval of a special majority. Amendments to our articles of association relating to the election and vacation of office of directors and the composition and size of the board of directors require the approval at a general meeting of shareholders holding more than two-thirds of the voting power of the issued and outstanding share capital of the company.

Notices

Under the Companies Law, shareholders’ meetings generally require prior notice of at least 21 days, or 35 in the event that the issue(s) to be resolved is an issue subject to the Israeli proxy rules. Notwithstanding the foregoing, and unless otherwise required by the Companies Law, the Company is not required to send notice to its registered holders of any meeting of the shareholders.

Modification of Class Rights

The Companies Law provides that, unless otherwise provided by the articles of association, the rights of a particular class of shares may not be adversely modified without the vote of a majority of the affected class at a separate class meeting.

Election of Directors

Our ordinary shares do not have cumulative voting rights in the election of directors. Therefore, the holders of ordinary shares representing more than 50% of the voting power at the general meeting of the shareholders, in person or by proxy, have the power to elect all of the directors whose positions are being filled at that meeting, to the exclusion of the remaining shareholders. The election and re-election of external directors, requires the affirmative vote of a majority of the shares and in addition either that (i) a majority of the shares held by shareholders who are not controlling shareholders or a have personal interest in the election (other than a personal interest unrelated to the controlling shareholders) attending in person or represented by proxy have voted in favor of the proposal (shares held by abstaining shareholders are not be considered) or (ii) the aggregate number of shares voting against the proposal held by such shareholders has not exceeded 2% of the company’s voting shareholders. In the event a shareholder holding 1% or more of the voting rights or the external director proposed the reelection of the external director, the reelection has to be approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than 2% of the voting rights in the company.

See “Item 6.C Board Practices” regarding our staggered board.

Transfer Agent and Registrar

American Stock Transfer and Trust Company is the transfer agent and registrar for our ordinary shares.

Approval of Related Party Transactions

Office Holders

The Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined in the Companies Law as any general manager, chief business manager, deputy general manager, vice general manager, or any other person assuming the responsibilities of any of these positions regardless of that person’s title, as well as a director, or a manager directly subordinate to the general manager.

Fiduciary duties. An office holder’s fiduciary duties consist of a duty of loyalty and a duty of care. The duty of loyalty requires the office holder to act in good faith and to the benefit of the company, to avoid any conflict of interest between the office holder’s position in the company and any other of his or her positions or personal affairs, and to avoid any competition with the company or the exploitation of any business opportunity of the company in order to receive personal advantage for himself or others. This duty also requires him or her to reveal to the company any information or documents relating to the company’s affairs that the office holder has received due to his or her position as an office holder. The duty of care requires an office holder to act with a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to use reasonable means to obtain information regarding the advisability of a given action submitted for his or her approval or performed by virtue of his or her position and all other relevant information pertaining to these actions.

Compensation. Pursuant to the Companies Law, the compensation policy must be approved by the company’s board of directors after reviewing the recommendations of the compensation committee. The compensation policy also requires the approval of the general meeting of the shareholders, which approval must satisfy one of the following (the “Majority Requirement”): (i) the majority should include at least a majority of the shares of the voting shareholders who are non-controlling shareholders or do not have a personal interest in the approval of the compensation policy (in counting the total votes of such shareholders, abstentions are not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent of the aggregate voting power in the company. Under certain circumstances and subject to certain exceptions, the board of directors may approve the compensation policy despite the objection of the shareholders, provided that the compensation committee and the board of directors determines that it is for the benefit of the company, following an additional discussion and based on detailed arguments.

The Companies Law provides that the compensation policy must be re-approved (and re-considered) every three years, in the manner described above. Moreover, the board of directors is responsible for reviewing from time to time the compensation policy and deciding whether or not there are any circumstances that require an adjustment to the company’s compensation policy. When approving the compensation policy, the relevant organs must take into consideration the goals and objectives listed in the Companies Law, and include reference to specific issues listed in the Companies Law. Such issues include, among others (the “Compensation Policy Mandatory Criteria”): (i) the relevant person’s education, qualifications, professional experience and achievements; (ii) such person’s position within the company, the scope of his responsibilities and previous compensation arrangements with the company; (iii) the proportionality of the employer cost of such person in relation to the employer cost of other employees of the company, and in particular, the average and median pay of other employees in the company, including contract workers, and the impact of the differences between such person’s compensation and the other employees’ compensation on the labor relations in the company; (iv) the authority, at the board of director’s sole discretion, to lower any variable compensation components or set a maximum limit (cap) on the actual value of the non-cash variable components, when paid; and (v) in the event that the terms of engagement include any termination payments - the term of employment of the departing person, the company’s performance during that term, and the departing person’s contribution to the performance of the company.

In addition, the Companies Law provides that the following matters must be included in the compensation policy (the “Compensation Policy Mandatory Provisions”): (i) other than with respect to officers reporting to the chief executive officer, the award of variable components must be based on long term and measurable performance criteria (other than non-material variable components, which may be based on non-measurable criteria taking into account the relevant person’s contribution to the performance of the company); (ii) the company must set a ratio between fixed and variable pay, set a cap on the payment of any cash variable compensation components as of the payment of such components, and set a cap on the maximum cash value all non-cash variable components as of their grant date; (iii) the compensation policy must include a provision requiring the relevant person to return to the company any compensation that was awarded on the basis of financial figures that were subsequently restated; (iv) equity based variable compensation components should have an appropriate minimum vesting periods, which should be linked to long term performance objectives; and (v) the company must set a clear limit on termination payments.

Pursuant to the Companies Law, any transaction with an office holder (except directors and the chief executive officer of the company) with respect to such office holder’s compensation arrangements and terms of engagement, requires the approval of the compensation committee and the board of directors. Such transaction must be consistent with the provisions of the company’s compensation policy, provided that the compensation committee and the board of directors may, under special circumstances, approve such transaction that is not in accordance with the company’s compensation policy, if both of the following conditions are met: (i) the compensation committee and the board of directors discussed the transaction in light of the roles and objectives of the compensation committee and after taking into consideration the Compensation Policy Mandatory Criteria and including in such transaction the Compensation Policy Mandatory Provisions; and (ii) the company’s shareholders approved the transaction, provided that in public companies the approval must satisfy the Majority Requirement. Notwithstanding the above, the compensation committee and the board of directors may, under special circumstances, approve such transaction even if the shareholders’ meeting objected to its approval, provided that (i) both the compensation committee and the board of directors re-discussed the transactions and decided to approve it despite the shareholder’s objection, based on detailed arguments, and (ii) the company is not a ‘Public Pyramid Held Company’. For the purpose hereof, a “Public Pyramid Held Company” is a public company that is controlled by another public company (including companies that issued only debentures to the public), which is also controlled by another public company (including companies that issued only debentures to the public) that has a controlling shareholder.

Transactions between public companies (including companies that have issued only debentures to the public) and their chief executive officer, with respect to his or her compensation arrangement and terms of engagement, require the approval of the compensation committee, the board of directors and the shareholder’s meeting, provided that the approval of the shareholders’ meeting must satisfy the Majority Requirement. Notwithstanding the above, the compensation committee and the board of directors may, under special circumstances, approve such transaction with the chief executive officer even if the shareholders’ meeting objected to its approval, provided that (i) both the compensation committee and the board of directors re-discussed the transactions and decided to approve it despite the shareholder’s objection, based on detailed arguments, and (ii) the company is not a Public Pyramid Held Company. Such transaction with the chief executive officer must be consistent with the provisions of the company’s compensation policy, provided that the compensation committee and the board of directors may, under special circumstances, approve such transaction that is not in accordance with the company’s compensation policy, if both of the following conditions are met: (i) the compensation committee and the board of directors discussed the transaction in light of the roles and objectives of the compensation committee and after taking into consideration the Compensation Policy Mandatory Criteria and including in such transaction the Compensation Policy Mandatory Provisions; and (ii) the company’s shareholders approved the transaction, provided that in public companies the approval must satisfy the Majority Requirement. In addition, the compensation committee may determine that such transaction with the CEO does not have to be approved by the shareholders of the company, provided that: (i) the chief executive officer is independent based on criteria set forth in the Companies Law; (ii) the compensation committee determined, based on detailed arguments, that bringing the transaction to the approval of the shareholders may compromise the chances of entering into the transaction; and (iii) the terms of the transaction are consistent with the provisions of the company’s compensation policy. Under the Companies Law, non-material amendments of transactions relating to the compensation arrangement or terms of engagement of office holders (including the chief executive officer), require only the approval of the compensation committee.

With respect to transactions relating to the compensation arrangement and terms of engagements of directors in public companies (including companies that have issued only debentures to the public), the Companies Law provides that such transaction is subject to the approval of the compensation committee, the board of directors and the shareholders’ meeting. Such transaction must be consistent with the provisions of the company’s compensation policy, provided that the compensation committee and the board of directors may, under special circumstances, approve such transaction that is not in accordance with the company’s compensation policy, if both of the following conditions are met: (i) the compensation committee and the board of directors discussed the transaction in light of the roles and objectives of the compensation committee and after taking into consideration the Compensation Policy Mandatory Criteria and including in such transaction the Compensation Policy Mandatory Provisions; and (ii) the company’s shareholders approved the transaction, provided that in public companies the approval must satisfy the Majority Requirement.

Our amended compensation policy was approved by our shareholders in June 2022.

Approvals. The Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest may not be approved if it is adverse to the company’s interest. In addition, such a transaction generally requires board approval, unless the transaction is an extraordinary transaction, in which case it requires audit committee approval prior to the approval of the board of directors. A person, including a director, who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not attend that meeting or vote on that matter; however, an office holder who has a personal interest in a transaction may be present during the presentation of the matter if the board or committee chairman determined that such presence is necessary for the presentation of the matter. A director with a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may attend that meeting or vote on that matter if a majority of the board of directors or the audit committee also has a personal interest in the matter; however, if a majority of the board of director has a personal interest, shareholder approval is also required.

Shareholders

Approval of the audit committee, the board of directors and our shareholders is required for extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest. For these purposes, a controlling shareholder is any shareholder that has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. The shareholdings of two or more shareholders with a personal interest in the approval of the same transaction are aggregated for this purpose.

The shareholder approval must include the majority of shares voted at the meeting. In addition, either:

•	the majority must include at least a majority of the shares of the voting shareholders who have no personal interest in the transaction voted at the meeting; or
•	the total shareholdings of those who have no personal interest in the transaction and who vote against the transaction must not represent more than 2% of the aggregate voting rights in the company.

Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his or her power in the company including, among other things, when voting in a general meeting of shareholders or in a class meeting on the following matters:

•	any amendment to the articles of association;
•	an increase in the company’s authorized share capital;
•	a merger; or
•	approval of related party transactions that require shareholder approval.

A shareholder has a general duty to refrain from depriving any other shareholder of their rights as a shareholder. In addition, any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder or class vote and any shareholder who, pursuant to the company’s articles of association has the power to appoint or prevent the appointment of an office holder in the company, is under a duty to act with fairness towards the company.

Anti-Takeover Provisions; Mergers and Acquisitions

Merger. The Companies Law permits merger transactions with the approval of each party’s board of directors and shareholders.

Under the Companies Law, a merging company must inform its creditors of the proposed merger. Any creditor of a party to the merger may seek a court order to delay or block the merger, if there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of the parties to the merger. Moreover, a merger may not be completed until all of the required approvals have been filed by both merging companies with the Israeli Registrar of Companies and (i) 30 days have passed from the time both companies’ shareholders resolved to approve the merger, and (ii) at least 50 days have passed from the time that the merger proposal was filed with the Israeli Registrar of Companies.

Tender Offer. The Companies Law requires a purchaser to conduct a tender offer in order to purchase shares in publicly held companies, if as a result of the purchase the purchaser would hold 25% or more of the voting rights of a company in which no other shareholder holds 25% or more of the voting rights, or the purchaser would hold more than 45% of the voting rights of a company in which no other shareholder holds more than 45% of the voting rights. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer generally may be consummated only if (i) at least 5% of the voting rights in the company will be acquired by the offeror and (ii) the number of shares tendered in the offer (excluding shares held by the controlling shareholders, shareholders who have personal interest in the offer, shareholders who own 25% or more of the voting rights in the company, relatives or representatives of any of the above or the bidder and corporations under their control) exceeds the number of shares whose holders objected to the offer. The requirement to conduct a tender offer shall not apply to (i) the purchase of shares in a private placement, provided that such purchase was approved by the company’s shareholders for this purpose; (ii) a purchase from a holder of 25% or more of the voting rights of a company that results in a person becoming a holder of 25% or more of the voting rights of a company, and (iii) a purchase from the holder of more than 45% of the voting rights of a company that results in a person becoming a holder of more than 45% of the voting rights of a company.

Under the Companies Law, a person may not purchase shares of a public company if, following the purchase of shares, the purchaser would hold more than 90% of the company’s shares, unless the purchaser makes a tender offer to purchase all of the target company’s shares. If, as a result of the tender offer, the purchaser would hold more than 95% of the company’s shares and more than half of the offerees that have no personal interest have accepted the offer, the ownership of the remaining shares will be transferred to the purchaser. Alternatively, the purchaser will be able to purchase all shares if the percentage of the offerees that did not accept the offer constitute less than 2% of the company’s shares. If the purchaser is unable to purchase 95% or more of the company’s shares, the purchaser may not own more than 90% of the shares of the target company.

Tax Law. Israeli tax law treats some acquisitions, such as a stock-for-stock swap between an Israeli company and a foreign company, less favorably than U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation. Please see “Item 10.E Taxation - Israeli Taxation.”

Exculpation, Indemnification and Insurance of Directors and Officers

Our articles of association allow us to indemnify, exculpate and insure our office holders, which includes our directors, to the fullest extent permitted by the Companies Law (other than with respect to certain expenses in connection with administrative enforcement proceedings under the Israeli Securities Law), provided that procuring this insurance or providing this indemnification or exculpation is duly approved by the requisite corporate bodies (as described above under “Related Party Transactions-Compensation”).

Under the Companies Law, a company may indemnify an office holder in respect of some liabilities, either in advance of an event or following an event. If a company undertakes to indemnify an office holder in advance against monetary liability incurred in his or her capacity as an office holder, whether imposed in favor of another person pursuant to a judgment, a settlement or an arbitrator’s award approved by a court, the indemnification must be limited to foreseeable events in light of the company’s actual activities at the time of the indemnification undertaking and to a specific sum or a reasonable criterion under such circumstances, as determined by the board of directors.

Under the Companies Law, only if and to the extent provided by its articles of association, a company may indemnify an office holder against the following liabilities or expenses incurred in his or her capacity as an office holder:

•	any monetary liability whether imposed on him or her in favor of another person pursuant to a judgment, a settlement or an arbitrator’s award approved by a court;
•
reasonable litigation expenses, including attorneys’ fees, incurred by him or her as a result of an investigation or proceedings instituted against him or her by an authority empowered to conduct an investigation or proceedings, which are concluded either (i) without the filing of an indictment against the office holder and without the levying of a monetary obligation in lieu of criminal proceedings upon the office holder, or (ii) without the filing of an indictment against the office holder but with levying a monetary obligation in substitute of such criminal proceedings upon the office holder for a crime that does not require proof of criminal intent;

•
reasonable litigation expenses, including attorneys’ fees, in proceedings instituted against him or her by the company, on the company’s behalf or by a third-party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for a crime that does not require proof of criminal intent, or in connection with an administrative enforcement proceeding or financial sanction instituted against him; and

•	reasonable litigation expenses, including attorneys’ fees, incurred by him or her as a result of an administrative enforcement proceeding instituted against him or her.

Under the Companies Law, a company may obtain insurance for an office holder against liabilities incurred in his or her capacity as an office holder, if and to the extent provided for in its articles of association. These liabilities include a breach of duty of care to the company or a third-party, a breach of duty of loyalty, any monetary liability imposed on the office holder in favor of a third-party, and reasonable litigation expenses, including attorney fees, incurred by an office holder as a result of an administrative enforcement proceeding instituted against him.

A company may, in advance only, exculpate an office holder for a breach of the duty of care, except in connection with a distribution of dividends or a repurchase of the company’s securities. A company may not exculpate an office holder from a breach of the duty of loyalty towards the company.

Under the Companies Law, however, an Israeli company may only insure an office holder against a breach of duty of loyalty to the extent that the office holder acted in good faith and had reasonable grounds to assume that the action would not prejudice the company. In addition, an Israeli company may not indemnify, insure or exculpate an office holder against a breach of duty of care if committed intentionally or recklessly, or an action committed with the intent to derive an unlawful personal gain, or for a fine or forfeit levied against the office holder.

We have purchased liability insurance and entered into indemnification and exculpation agreements for the benefit of our office holders in accordance with the Companies Law and our articles of association.

The maximum indemnification amount set forth in such agreements is limited to the higher of (i) $50,000,000 and (ii) 25% of the Company’s shareholders’ equity set forth on the Company’s most recent consolidated balance sheet at the time that the obligation to indemnify hereunder is incurred. Such maximum amount is in addition to any amount paid (if paid) under insurance and/or by a third-party pursuant to an indemnification arrangement. In the opinion of the SEC, indemnification of directors and office holders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.

We have obtained directors’ and officers’ liability insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Companies Law.